United States securities and exchange commission logo





                              November 3, 2022

       Paul Mann
       Chairman, Chief Executive Officer and Chief Financial Officer ASP Isotopes Inc.
       433 Plaza Real, Suite 275
       Boca Raton, Florida 33432

                                                        Re: ASP Isotopes Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 31,
2022
                                                            File No. 333-267392

       Dear Paul Mann:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registation Statement on Form S-1, Filed October 31, 2022

       Summary
       Recent Developments, page 3

   1. We note your statement on page 3: "if the licensed rights granted to us are found to be invalid or
unenforceable, or if our exclusive license agreement with Klydon is terminated or Klydon, as licensor,
fails to abide by the terms of our exclusive license agreement, our ability to
commercialize our future isotopes would suffer and our business, results of operations and
financial condition may be adversely affected." Please revise to clarify what your business
operations would be if you did not have this license, given your current and proposed
business seems to operate either exclusively or mostly through use of the ASP technology.
 Paul Mann
ASP Isotopes Inc.
November 3, 2022
Page 2
2. We note your statement on page 3 that "[t]he NMS Letter includes a request for ASP
      Isotopes Inc. to enter into discussions for an agreement with NMS based on terms proposed in previous correspondence from NMS." Please revise to provide a high level summary of the terms of the previous correspondence with NMS.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                         Sincerely,

FirstName LastNamePaul Mann                              Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameASP Isotopes Inc.
                                                         Services
November 3, 2022 Page 2
cc:       Brenda Hamilton, Esq.
FirstName LastName